Exhibit 99.1

Financial Statements

Aurinia
Pharmaceuticals

Q1 | 18

First Quarter

Ended March 31, 2018

Aurinia
Pharmaceuticals

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Financial Position (Unaudited) As at March 31, 2018
(expressed in thousands of US dollars)

	March 31, 2018 $	December 31, 2017 $
Assets
Current assets
Cash and cash equivalents	131,227	165,629
Short term investments (note 3)	27,905	7,833
Accounts receivable	225	109
Prepaid expenses and deposits	2,625	1,681
	161,982	175,252
Clinical trial contract deposits	658	448
Property and equipment	50	31
Acquired intellectual property and other intangible assets	13,720	14,116
	176,410	189,847
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,121	7,959
Current portion of deferred revenue	118	118
Contingent consideration (note 4)	72	73
	5,311	8,150
Deferred revenue	412	442
Contingent consideration (note 4)	3,809	3,719
Derivative warrant liabilities (note 5)	14,424	11,793
	23,956	24,104
Shareholders’ Equity
Share capital
Common shares (note 6)	499,200	499,200
Warrants (note 6)	906	906
Contributed surplus	20,471	18,360
Accumulated other comprehensive loss	(805)	(883)
Deficit	(367,318)	(351,840)
	152,454	165,743
	176,410	189,847
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) For the three month periods ended March 31, 2018 and 2017
(expressed in thousands of US dollars, except per share data)

	March 31, 2018 $	March 31, 2017 $
Revenue
Licensing revenue	30	30

Expenses
Research and development	8,887	7,325
Corporate, administration and business development	3,791	3,427
Amortization of acquired intellectual property and other intangible assets	396	357
Amortization of property and equipment	3	6
Other (income) expense (note 7)	(200)	75
	12,877	11,190
Net loss before change in estimated fair value of derivative warrant liabilities	(12,847)	(11,160)
Change in estimated fair value of derivative warrant liabilities (note 5)	(2,631)	(40,781)
Net loss and comprehensive loss for the period	(15,478)	(51,941)
Net loss per common share (note 8) (expressed in $ per share)
Basic and diluted loss per common share	(0.18)	(0.92)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) For the three month periods ended March 31, 2018 and 2017
(expressed in thousands of US dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity $
Balance – January 1, 2018	499,200	906	18,360	(351,840)	(883)	165,743
Opening adjustment on change in accounting policy (note 11(a))	—	—	—	—	78	78
Restated equity at the beginning of the period	499,200	906	18,360	(351,840)	(805)	165,821
Net loss and comprehensive loss for the period	—	—	—	(15,478)	—	(15,478)
Stock based compensation	—	—	2,111	—	—	2,111
Balance - March 31, 2018	499,200	906	20,471	(367,318)	(805)	152,454

Balance – January 1, 2017	299,815	971	17,017	(281,048)	(805)	35,950
Issue of common shares (note 6)	173,104	—	—	—	—	173,104
Share issue costs	(10,780)	—	—	—	—	(10,780)
Exercise of warrants	271	(60)	—	—	—	211
Exercise of derivative warrants	23,898	—	—	—	—	23,898
Exercise of stock options	1,657	—	(677)	—	—	980
Stock based compensation	—	—	1,241	—	—	1,241
Net loss and comprehensive loss for the period	—		—	(51,941)	—	(51,941)
Balance - March 31, 2017	487,965	911	17,581	(332,989)	(805)	172,663
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Cash Flows (Unaudited) For the three month periods ended March 31, 2018 and 2017
(expressed in thousands of US dollars)

	March 31, 2018 $	March 31, 2017 $
Cash flow provided by (used in)
Operating activities
Net loss for the period	(15,478)	(51,941)
Adjustments for
Amortization of deferred revenue	(30)	(30)
Amortization of property and equipment	3	6
Amortization of acquired intellectual property and other intangible assets	396	357
Amortization of short term investment discount (premium) (note 10)	6	(6)
Revaluation of contingent consideration	89	125
Loss on disposal of equipment	—	1
Change in estimated fair value of derivative warrant liabilities	2,631	40,781
Stock-based compensation	2,111	1,241
	(10,272)	(9,466)
Net change in other operating assets and liabilities (note 10)	(4,108)	(249)
Net cash used in operating activities	(14,380)	(9,715)

Investing activities (note 10)
Purchase of short term investments	(20,000)	(3,044)
Purchase of equipment	(22)	(4)
Net cash used in investing activities	(20,022)	(3,048)

Financing activities (note 10)
Net proceeds from issuance of common shares	—	162,324
Proceeds from exercise of derivative warrants	—	8,665
Proceeds from exercise of warrants	—	211
Proceeds from exercise of stock options	—	980
Net cash generated from financing activities	—	172,180
(Decrease) increase in cash and cash equivalents during the period	(34,402)	159,417
Cash and cash equivalents – Beginning of period	165,629	39,649
Cash and cash equivalents – End of period	131,227	199,066
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

1	Corporate information
Aurinia Pharmaceuticals Inc. or the Company is a clinical stage pharmaceutical company, focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), focal segmental glomerulosclerosis (FSGS), and keratoconjunctivitis sicca (Dry Eye Syndrome(DES)).
Aurinia's head office is located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta, T5S 2H5 where the finance function is performed.
Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s common shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Basis of preparation
Statement of compliance
These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the Year ended December 31, 2017 which have been prepared in accordance with IFRS, as issued by International Accounting Standards Board (IASB).
These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 8, 2018.
Basis of measurement
The interim condensed consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.
Functional and presentation currency
These interim condensed consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.
New accounting standard not yet adopted

The Company has not yet adopted the following new and revised standard.

IFRS 16 Leases
In January, 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption if IFRS 15 is also applied. We have elected to adopt IFRS 16 effective January 1, 2019. We are still assessing the potential impact that the adoption of IFRS 16 will have on our consolidated financial statements.

3	Short term investments
Upon adoption of IFRS 9, the Company determined that its business model for managing short term investments is to hold the investments for cash flow collection and this is congruent with the classification of financial assets held at amortized cost outlined in IFRS 9. As a result, on January 1, 2018, the Company has reclassified short term investments originally held as available for sale at December 31, 2017 to short term investments held at amortized cost without restating comparative information. For further information regarding the adoption of IFRS 9 see note 11.

(1)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

The Company's classification of short term investments is as noted below:

	March 31, 2018 $	December 31, 2017 $
Amortized cost
Canadian Government Bond	3,924	—
Bank of Nova Scotia Treasury Note	3,981	—
U.S Government Treasury Bills	20,000	—
Available for sale (fair value)
Canadian Government Bond	—	3,888
Bank of Nova Scotia Treasury Note	—	3,945
	27,905	7,833

Fair value is determined by using quoted market prices. The average duration of the interest-bearing securities is 1.25 years and the average yield to maturity is 1.60%. Short term investments held at fair value are classified as Level 2 in the fair value hierarchy.

4	Contingent consideration
The outstanding fair value of contingent consideration payable to ILJIN an affiliated shareholder and related party, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, the remaining payments of up to $7,850,000 may be paid dependent on the achievement of pre-defined clinical and marketing milestones.
Previously, in 2017 the Company paid ILJIN $2,150,000 upon the achievement of two specific milestones reducing the original $10,000,000 contingent consideration to $7,850,000.
At March 31, 2018, if all of the remaining milestones are met, the timing of these payments is estimated to occur as follows:

$
2018	100
2020	2,625
2021	5,125
7,850

The fair value estimates at March 31, 2018 were based on a discount rate of 10% (December 31, 2017 - 10%) and a presumed payment range between 50% and 74% (December 31, 2017 - 50% and 75%). The fair value of this contingent consideration as at March 31, 2018 was estimated to be $3,881,000 (December 31, 2017 - $3,792,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.

The passage of time resulted in a revaluation of contingent consideration expense of $89,000 for the three month period ended March 31, 2018 (March 31, 2017 - $125,000).

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $593,000 as at March 31, 2018. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $593,000 as at March 31, 2018. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $198,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $213,000.

(2)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

5	Derivative warrant liabilities
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant) . Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$
Balance at January 1, 2018	3,523	8,948	1,738	2,845	5,261	11,793
Revaluation of derivative warrant liability	—	1,903	—	728	—	2,631
Balance at March 31, 2018	3,523	10,851	1,738	3,573	5,261	14,424

Balance at January 1, 2017	6,388	7,405	3,748	1,733	10,136	9,138
Conversion to equity (common shares) upon exercise of warrants	(2,859)	(12,399)	(516)	(2,834)	(3,375)	(15,233)
Revaluation of derivative warrant liability upon exercise of warrants	—	(3,835)	—	(195)	—	(4,030)
Revaluation of derivative warrant liability	—	28,783	—	16,028	—	44,811
Balance at March 31, 2017	3,529	19,954	3,232	14,732	6,761	34,686
Derivative warrant liability related to December 28, 2016 Bought Deal public offering
On December 28, 2016, the Company completed a $28,750,000 Bought Deal public offering (the Offering). Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants.
There were no derivative warrant exercises in the three month period ended March 31, 2018. In the three month period ended March 31, 2017, 2,859,000 warrants were exercised at $3.00 per share for gross proceeds of $8,577,000. As the Company had an effective registration statement during this period these warrants could only be exercised for cash. These Warrants had an estimated fair value of $16,235,000 on the dates of exercise, determined using the Black-Scholes warrant pricing model. Of this amount, $12,399,000 was transferred from the derivative warrant liabilities to equity (common shares) and $3,836,000 was recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities

The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.
As at March 31, 2018, the Company revalued the remaining derivative warrants at an estimated fair value of $10,851,000 (December 31, 2017 – $8,948,000). The Company recorded an increase in the estimated fair value of the derivative warrant liability of $1,903,000 for the three months ended March 31, 2018 (March 31, 2017 - $24,948,000).

(3)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

The following assumptions were used to estimate the fair value of the derivative warrant liability on March 31, 2018 and December 31, 2017.

	March 31, 2018 $	December 31, 2017 $
Annualized volatility	55%	55%
Risk-free interest rate	2.44%	2.08%
Life of warrants in years	3.75	3.99
Dividend rate	0.0%	0.0%
Market price	5.19	4.53
Fair value per Warrant	3.08	2.54
Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
There were no derivative warrant exercises in the three month period ended March 31, 2018. In the three month period ended March 31, 2017, a holder of 489,000 Warrants elected this option and the Company issued 308,000 common shares upon the cashless exercise of these Warrants. These Warrants had an estimated fair value of $2,870,000 on the date of exercise, determined using the Black-Scholes warrant pricing model. In addition, another holder of 27,000 warrants exercised these warrants for cash and received 27,000 common shares. The Company received cash proceeds of $88,000.

As at March 31, 2018, the Company revalued the remaining derivative warrant liability at an estimated fair value of $3,573,000 (December 31, 2017 – $2,845,000). The Company recorded an increase in the estimated fair value of the derivative warrant liability of $728,000 (March 31, 2017 – $15,833,000).
The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.
The Company uses the Black-Scholes pricing model to estimate fair value. The following assumptions were used to estimate the fair value of the derivative warrant liability on March 31, 2018 and December 31, 2017.

	March 31, 2018 $	December 31, 2017 $
Annualized volatility	33%	48%
Risk-free interest rate	2.06%	1.76%
Life of warrants in years	0.88	1.12
Dividend rate	0.0%	0.0%
Market price	5.19	4.53
Fair value per Warrant	2.06	1.64
These derivative warrant liabilities are Level 3 recurring fair value measurements.

(4)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $2,491,000 as at March 31, 2018. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $2,429,000. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $436,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $427,000 as at March 31, 2018.

6	Share capital

a)	Common shares
Authorized
Unlimited common shares without par value

Issued

	Common shares
	Number (in thousands)	$
Balance as at December 31, 2017 and March 31, 2018	84,052	499,200
Balance as at January 1, 2017	52,808	299,815
Issued pursuant to Public Offering	25,645	162,324
Issued pursuant to exercise of warrants	77	271
Issued pursuant to exercise of derivative liability warrants (note 5)	3,195	23,898
Issued pursuant to exercise of stock options	376	1,657
Balance as at March 31, 2017	82,101	487,965

March 20, 2017 public offering
On March 20, 2017 the Company completed a public offering of 25,645,000 common shares at a price of $6.75 per share. Gross proceeds from this Offering were $173,104,000 and share issue costs totaled $10,780,000 which included a 6% underwriting commission of $10,386,000 and other offering expenses.

b)	Warrants
Issued

	Warrants
	Number (in thousands)	$
Balance as at December 31, 2017 and March 31, 2018	1,172	906

Balance as at January 1, 2017	1,257	971
Warrants exercised	(77)	(60)
Balance as at March 31, 2017	1,180	911

(5)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

A summary of the outstanding warrants as at March 31, 2018 is presented below:

Expiry date	Number (in thousands)	Weighted average exercise price $
Exercisable in CA$
June 26, 2018 (CA$2.50)	190	1.94
December 31, 2018 (CA$2.00)	14	1.55
	204	1.91
Exercisable in US$
June 22, 2018	968	2.77
February 14, 2019 (note 5)	1,738	3.22
December 28, 2021 (note 5)	3,523	3.00
	6,433	3.00

c)	Stock options and compensation expense
A summary of the stock options outstanding as at March 31, 2018 and March 31, 2017 and changes during the periods ended on those dates is presented below:

	2018		2017
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$
Outstanding – Beginning of period	4,864	4.80	4,052	3.74
Granted pursuant to Stock Option Plan	2,978	6.53	1,971	4.22
Exercised	—	—	(376)	3.48
Forfeited	—	—	(391)	3.20
Outstanding – End of period	7,842	5.46	5,256	3.98
Options exercisable – End of period	3,139	4.36	3,338	3.87
The maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at March 31, 2018 there were 84,052,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 10,506,000 options available for issuance under the Stock Option Plan. An aggregate total of 7,658,000 options are presently outstanding in the Stock Option Plan, representing 9.1% of the issued and outstanding Common Shares of the Company.
In addition, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years. In 2017, this employee exercised 16,000 of these options to hold 184,000. These options are recorded outside of the Company’s stock option plan.
The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

(6)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

A summary of the stock options granted pursuant to the Stock Option Plan for the period ended March 31, 2018 and March 31, 2017 is presented below:
Three month period ended March 31, 2018

Grant date	Grant price(5) US$	Grant price(5) CA$	Number
February 1, 2018 - Employees(2)	5.30	6.52	503
February 1, 2018 - Officers(2)	5.30	6.52	1,675
February 5, 2018 - Chief Executive Officer(2)	5.19	6.42	400
February 5, 2018 - Directors(1)	5.19	6.42	150
February 9, 2018 - Director(1)	5.09	6.40	50
February 22, 2018 - Director(1)	5.46	6.92	50
March 21, 2018 - Officer (3)	5.40	7.06	150
			2,978

Three month period ended March 31, 2017

Grant Date	Grant price(5) US$	Grant price(5) CA$	Number
January 20, 2017 - New Director(1)	2.74	3.65	10
January 27, 2017 - Employee(2)	3.02	3.96	25
February 9, 2017 - Chief Executive Officer(4)	3.20	4.21	1,050
February 9, 2017 - Officers(2)	3.20	4.21	747
February 9, 2017 - Employees(2)	3.20	4.21	89
February 16, 2017 - Directors(1)	3.62	4.73	50
			1,971

1.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years.

2.	These options vest in equal amounts over 36 months and are exercisable for a term of ten years.

3.	These options vest 12/36 on the 12-month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a term of ten years.

4.	One quarter of the options vested immediately, with the remainder of the options vesting each month in equal amounts over a period of 36 months and are exercisable for a term of ten years.

5.	Stock options are granted at a Canadian Dollar (CA$) exercise price, and converted to US Dollars (US$) based on the exchange rate when these stock options are granted.

Application of the fair value method resulted in charges to stock-based compensation expense of $2,111,000 for the three months ended March 31, 2018 (2017 – $1,241,000) with corresponding credits to contributed surplus. For the three months ended March 31, 2018, stock compensation expense has been allocated to research and development expense in the amount of $784,000 (2017 – $159,000) and corporate, administration and business development expense in the amount of $1,327,000 (2017 – $1,082,000).
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2018, this would have increased annual stock compensation expense by approximately $109,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $94,000.
The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2018 and 2017.
The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

(7)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

The following weighted average assumptions were used to estimate the fair value of the options granted during the three months ended March 31, 2018:

	March 31, 2018	March 31, 2017
Annualized volatility	55%	74%
Risk-free interest rate	2.04%	1.27%
Expected life of options in years	4.0 years	6.5 years
Estimated forfeiture rate	22.4%	25.8%
Dividend rate	0.0%	0.0%
Exercise price	$5.28	$3.21
Market price on date of grant	$5.28	$3.21
Fair value per common share option	$2.33	$2.14
The following table summarizes information on stock options outstanding as at March 31, 2018:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Number outstanding (in thousands)
3.39 - 4.00	982	3.83	827
4.21 - 5.19	3,144	6.16	2,109
6.40 - 6.92	2,858	9.84	92
7.06 - 9.45	858	9.33	111
	7,842	7.56	3,139

7	Other (income) expense

	March 31, 2018 $	March 31, 2017 $
Finance income
Interest income	(240)	(76)

Other
Revaluation adjustment on contingent consideration (note 4)	89	125
Foreign exchange (gain) loss and other	(49)	25
Loss on disposal of equipment	—	1
	40	151
	(200)	75

8	Net loss per common share
Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three month period ended March 31, 2018 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the three month period ended March 31, 2018 because to do so would be anti-dilutive.

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	March 31, 2018 $	March 31, 2017 $
Net loss for the period	(15,478)	(51,941)

	Number	Number
Weighted average common shares outstanding	84,052	56,680
	$	$
Net loss per common share (expressed in $ per share)	(0.18)	(0.92)
The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	March 31, 2018 $	March 31, 2017 $
Stock options	1,146	1,242
Warrants (derivative liabilities)	2,170	2,020
Warrants (equity)	585	518
	3,901	3,780

9	Segment disclosures
The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.
The following geographic information reflects revenue based on customer location.

	March 31, 2018 $	March 31, 2017 $
Revenue - China	30	30

10	Supplementary cash flow information
Net change in other operating assets and liabilities

	March 31, 2018 $	March 31, 2017 $
Accounts receivable	(116)	(37)
Prepaid expenses and deposits	(944)	(553)
Clinical trial contract deposits	(210)	—
Accounts payable and accrued liabilities	(2,838)	341
	(4,108)	(249)
Interest received	72	10

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

Cash flows from financing and investing activities:

	Short term investments	Contingent consideration	Derivative warrants December 28, 2016	Derivative warrants February 14, 2014	Common shares	Warrants	Contributed surplus
Balance at January 1, 2018	7,833	(3,792)	(8,948)	(2,845)	(499,200)	(906)	(18,360)
Cash flow - Purchases	20,000	—	—	—	—	—	—
Non-cash changes - Fair value adjustments	—	(89)	(1,903)	(728)	—	—	—
Non-cash changes - Stock Based Compensation	—	—	—	—	—	—	(2,111)
Non-cash changes - opening adjustment on change in accounting policy	78	—	—	—	—	—	—
Non-cash changes - Other	(6)	—	—	—	—	—	—
Balance at March 31, 2018	27,905	(3,881)	(10,851)	(3,573)	(499,200)	(906)	(20,471)

Balance at January 1, 2017	—	(5,440)	(7,405)	(1,733)	(299,815)	(971)	(17,017)
Cash flow - Purchases	3,044	—	—	—	—	—	—
Cash flow - Net proceeds from public offering	—	—	—	—	(162,324)	—	—
Cash flow - Proceeds from exercise derivative warrants	—	—	8,577	88	(8,665)	—	—
Cash flow - Proceeds from exercise warrants	—	—	—	—	(271)	—	—
Cash flow - Proceeds from exercise options	—	—	—	—	(1,657)	—	—
Non-cash changes - Conversion to Common Shares	—	—	3,822	2,746	(15,233)	60	677
Non-cash changes - Fair value adjustments	—	(125)	(28,783)	(16,028)	—	—	—
Non-cash changes - Stock Based Compensation	—	—	—	—	—	—	(1,241)
Non-cash changes - Other	6	—	3,835	195	—	—	—
Balance at March 31, 2017	3,050	(5,565)	(19,954)	(14,732)	(487,965)	(911)	(17,581)

11	Changes in accounting policies
This note explains the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 2 Share based payment on the Company’s financial statements and discloses the new accounting policies that have been applied from January 1, 2018, where they are different to those applied in prior periods.

(a)	IFRS 9 Financial Instruments - Impact of adoption

The adoption of IFRS 9 Financial Instruments using the modified retrospective approach on January 1, 2018 (the date of initial application of IFRS 9) results in a change in accounting policy. In accordance with the transitional provisions in IFRS 9,

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

comparative figures have not been restated. The reclassification of financial assets have therefore been recognized in the opening balance sheet on January 1, 2018. The new standard introduces expanded disclosure requirements and changes in presentation, these have minimally impacted the nature and extent of our disclosures. IFRS 9 is a three-part standard to replace IAS 39 Financial Instruments: Recognition and Measurement, addressing new requirements for (i) classification and measurement, (ii) impairment, and (iii) hedge accounting.
Classification and measurement
On January 1, 2018 the Company has assessed which business models apply to the financial assets held by the Company and has classified its financial instruments into the appropriate IFRS 9 categories. There was no impact to the financial liabilities held by the Company.
Cash and cash equivalents, short term investments and accounts receivable are recorded initially at fair value and subsequently at amortized cost using the effective interest method less any provisions for impairment.
The impact to short term investments due to the classification of these assets in accordance with IFRS 9 is outlined below:

	Short term investments	Accumulated other comprehensive loss
Balance at December 31, 2017 – IAS 39	7,833	883
Reclassify investments from available-for-sale to amortized cost	78	(78)
Balance at January 1, 2018 – IFRS 9	7,911	805
The investments held at December 31, 2017 were reclassified from available for sale to amortized cost. At January 1, 2018, the date of initial application, the Company's business model is to hold investments for collection of contractual cash flows, and the cash flows represent solely payments of principal and interest on the principal amount. The fair value loss of $78,000 would have otherwise been recognized in Other comprehensive income (OCI) had the short term investments not been reclassified to amortized cost.
There was no impact to cash and cash equivalents and accounts receivable resulting from the adoption of IFRS 9.
Impairment of financial assets
The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. The Company has a nominal amount of accounts receivable, therefore, the change in impairment methodology due to the new standard does not have a significant impact on the financial statements. The Company's cash and cash equivalents and short term investments are also subject to the impairment requirements of IFRS 9, the identified impairment loss is not material.
Hedge Accounting
The Company had not entered into any hedges as at December 31, 2017 and has not undertaken hedging activities in the period ended March 31, 2018 therefore the hedge accounting section standard is not applicable to the Company at this time and does not have an impact on the financial statements.

(b)	IFRS 9 Financial Instruments - Accounting policies applied from January 1, 2018

Investments and other financial assets

Classification
From January 1, 2018 the Company classifies its financial assets as to be measured at amortized cost. The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. The Company will reclassify the investments when and only when its business model for managing those assets changes.

Measurement
At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the business model for managing the asset and the cash flow characteristics of the asset. Assets that are held for collection of contractual cash flows where those cash flows represent solely payment of principal and interest are measured at amortized cost. Interest income from these financial assets is included in financing income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income (expense), together with foreign exchange gains and losses.

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

Impairment
From January 1, 2018, the Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income (FVOCI). The impairment methodology applied depends on whether there has been a significant increase in credit risk. For receivables, the Company applied the simplified approach permitted by IFRS 9 which requires expected lifetimes losses to be recognized from initial recognition of the receivables.

(c)	IFRS 15 Revenues from Contracts with Customers - Impact of adoption

The adoption of IFRS 15 Revenue from Contracts with customers using the modified retrospective and the completed contract practical expedient approaches on January 1, 2018 (the date of initial application of IFRS 15) does result in a change in accounting policy. However, the adoption did not have a material impact on the financial statements, and as a result the 2017 comparatives are not required to be restated. The new standard replaces IAS 18, Revenue, IAS 11 Construction Contracts, and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria.
The modified retrospective approach results in the cumulative effect, if any, of adoption being recognized at the date of initial application. The Company currently has no product sales or significant sources of revenue, therefore there is no effect upon initial application.

(d)	IFRS 15 Revenues from Contracts with Customers - Accounting policies applied from January 1, 2018

The Company has agreements in specific regions with strategic partners. These agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts.
Once the Company determines that a contract exists and the contract is with a customer, it identifies the performance obligations within the contract. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services and is the unit of account for recognizing revenue.
Next the Company determines the transaction price. The transaction price reflects the amount of consideration to which the Company expects to be entitled in exchange for the goods or services transferred. Management takes into account consideration that is variable and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
The transaction price is then allocated to the various performance obligations based on the relative standalone selling prices of the goods or services being provided.
Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a partner at a point in time or over time.
Revenues are recorded as described below:
Licensing revenues
License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectability of the fees is reasonably assured. These licenses provide a right to use the Company’s intellectual property. Upfront payments received at the beginning of licensing agreements when the Company has significant future performance obligations are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed. These licenses provide a right to access the Company’s intellectual property.
The Company recorded licensing revenue of $30,000 for the three month period ended March 31, 2018 ($30,000 - for the three month period ended March 31, 2017) related to the upfront license payment of $1,500,000 received in 2010 pursuant to the 3SBio Inc. license agreement. Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. The deferred licensing fee revenue is recognized on a straight-line basis as the Company satisfies the performance obligations over the life of the patents and the benefit to the customer transfers ratably throughout the patent life, which expires in 2022. As at March 31, 2018 $530,000 (December 31, 2017 - $560,000) of deferred revenue remains relating to this payment. The Company will provide commercial supply to 3SBio on a cost-plus basis and will receive ongoing royalties based on sales of voclosporin by 3SBio.

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements For the three month periods March 31, 2018 and 2017
(expressed in US dollars, tabular amounts in thousands)

On April 17, 2017 the Company entered into an agreement with Merck Animal Health (“MAH”) whereby the Company granted them worldwide rights to develop and commercialize its patented nanomicellar voclosporin ophthalmic solution (“VOS”) for the treatment of Dry Eye Syndrome in dogs. Under the terms of the agreement,the Company received a Technology Access fee of $300,000. This agreement provided MAH with a right to use intellectual property. MAH was able to direct the use of and obtain substantially all of the benefits from the license at the time that control of the rights were transferred and therefore, the $300,000 Technology Access fee was recognized as revenue in fiscal 2017. The Company is eligible to receive further payments based on certain development and sales milestones and to receive royalties based on global product sales.
Milestone payments
Milestone payments, which are generally based on developmental or regulatory events, are forms of variable consideration and are only included in the transaction price when it is highly probable that a significant reversal will not occur when the uncertainty associated with the milestone is subsequently resolved. Therefore, milestone payments that do not meet the highly probable criteria are recognized as revenue when the milestones are achieved, collectability is assured, and when the Company has no significant future performance obligations in connection with the milestones.
Royalty payments
Royalty income is recognized on the accrual basis as they are earned and when collection is reasonably assured in accordance with the substance of the relevant agreement.

(e)	IFRS 2 Share based payments - Impact of adoption
In June, 2016, the IASB issued final amendments to IFRS 2, clarifying how to account for certain types of share based payment transactions. These amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. The Company has evaluated the impact of these amendments and as a result have determined that there is no required change to the Company's accounting policy related to Share based payments, and therefore no changes to the consolidated financial statements are required.

12	Subsequent Event
Subsequent to March 31, 2018, the company issued 148,000 common shares upon the exercise of 148,000 warrants at a price of $2.77 per common share for proceeds of $411,000.

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